VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Lynn Shenk, Branch Chief, Office of Transportation and Leisure Patrick Kuhn

Re:	Sun Pacific Holding Corp Form 10-K for Fiscal Year Ended December 31, 2017 Filed April 2, 2018 File No. 000-51935

Ladies and Gentlemen:

We are submitting this letter on behalf of Sun Pacific Holding Corp. (the “Company” or “DEAC”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 31, 2018 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017 filed with the Commission on April 2, 2018. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We plan to file a copy of Amendment No. 1 in electronic format to reflect the changes from the Form 10-K as originally filed, when reasonably possible. In addition to addressing the comments raised by the Staff in its letter, the Company will revise the Form 10-K to update other disclosures.

Report of the Independent Registered Public Accounting Firm, page F-2

1.	We note that audit report states that the independent registered public accounting firm has audited Sun Pacific Power Corporation. We note from page 4 that Sun Pacific Power Corporation is a subsidiary of Sun Pacific Holding Corp and that you have five subsidiaries. Please amend your filing to provide an audit report and audited financial statements for Sun Pacific Holding Corp, which is your reporting company.

We have requested an updated report of our independent registered public accounting firm which has been included in the Amendment No. 1 filed in conjunction with this correspondence. The discrepancy was a typographical error.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me directly or counsel, William R. Eilers, Esq., at (786) 273-9152.

Sincerely,

SUN PACIFIC HOLDING CORP.

/s/ Nicholas Campanella
Nicholas Campanella
Chief Executive Officer

Cc:	William Robinson Eilers, Esq.